SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN AUGUST 25, 2004 AND AUGUST 27, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED AUGUST 25, 2004
EX-1.2 PRESS RELEASE DATED AUGUST 27, 2004

EXHIBITS

Exhibit	Description
1.1	Press Release dated August 25, 2004 chinadotcom and Ross Systems Provide Update on Merger
1.2	Press Release dated August 27, 2004 chinadotcom Completes Acquisition of Ross Systems

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2004

CHINADOTCOM CORPORATION

By: /s/ Keith Oliver Keith Oliver Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated August 25, 2004 chinadotcom and Ross Systems Provide Update on Merger
1.2	Press Release dated August 27, 2004 chinadotcom Completes Acquisition of Ross Systems